Exhibit 3.9

AMENDMENT TO

CERTIFICATE OF DESIGNATIONS

OF

RIGHTS AND PREFERENCES

OF

PREFERRED STOCK SERIES E

Pursuant to Title 23B of the Washington Business Corporation Act, the undersigned corporation hereby executes the following Amendment to Certificate of Designations of Rights and Preferences of Preferred Stock Series E (the “Amendment”):

First: The name of the Corporation is i2 Telecom International, Inc., a Washington corporation.

Second: Section 2(j) of the Certificate of Designations of Rights and Preferences of Preferred Stock Series E (the “Certificate of Designations”) is hereby deleted in its entirety and the following shall appear in its place:

(j) “Conversion Price” means, with respect to the Preferred Shares, as of any Conversion Date or other date of determination, $0.20, subject to adjustment as provided herein.

Third: Section 3(a) of the Certificate of Designations is hereby deleted in its entirety and the following shall appear in its place:

(a) Holder’s Conversion Right; Mandatory Redemption or Conversion. Subject to the provisions of Section 12, at any time or times on or after the Issuance Date, any holder of Preferred Shares shall be entitled to convert any whole or fractional number of Preferred Shares into fully paid and nonassessable shares of Common Stock in accordance with Section 3(c) at the Conversion Rate (as defined below). If the Weighted Average Price of the Common Stock is equal to or exceeds $0.40 (subject to adjustment for stock splits, stock dividends, recapitalizations, combinations, reverse stock splits or other similar events) for any period of twenty (20) consecutive trading days, then any Preferred Shares outstanding upon the expiration of such twenty (20) trading day period shall be automatically converted into fully paid and nonassessable shares of Common Stock in accordance with Section 3(c) at the Conversion Rate. The Company shall not issue any fraction of a share of Common Stock upon any conversion. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one Preferred Share by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of a fraction of a share of Common Stock. If, after the aforementioned aggregation, the issuance would result in the issuance of a fraction of a share of Common Stock, the Company shall round such fraction of a share of Common Stock up to the nearest whole share.”

Fourth: Section 3(e)(i) of the Certificate of Designations is hereby deleted in its entirety and the following shall appear in its place:

(e)(i) [Intentionally omitted.]

Fifth: The Amendment was adopted by the Corporation’s Board of Directors on December 9, 2005 and approved by its stockholders in accordance with the provisions of RCW 23B.10.030 and 23B.10.040 on March 29, 2006.

IN WITNESS WHEREOF, said Corporation has caused this Amendment to be signed by a duly authorized officer this 29th day of March 2006.

i2 TELECOM INTERNATIONAL, INC.

By:
Paul R. Arena
Chief Executive Officer